Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 23, 2022

Re:	Grayscale Stellar Lumens Trust (XLM)
Amendment No. 2 to Registration Statement on Form 10
Filed August 16, 2022
File No. 000-56434

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen
Amit Pande
Christopher Wall
Sonia Bednarowski

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Stellar Lumens Trust (XLM) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 9, 2022 on Amendment No. 2 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Refer to your response to comment 4. We note that you will transact in XLM, for example selling XLM to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the procedures conducted by the Trust and Sponsor to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity.

The Sponsor has revised the disclosure on pages 23 and 107 of the Information Statement in response to the Staff’s comment.

Overview, page 4

2.

Refer to your response to comment 5. Your revised disclosure on pages 6 and 40 that “[i]f the Sponsor determines that XLM is a security under the federal securities laws . . ., the Sponsor . . . would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the

U.S. Securities and Exchange Commission

Investment Company Act of 1940” appears to be inconsistent with your disclosure on page 114 that “the Sponsor would terminate the Trust if some or all of the digital assets held by such Trust were asserted, or ultimately determined, to be securities under the federal securities laws by the SEC or a federal court.” Please revise for clarity and consistency.

The Sponsor has revised the disclosure on page 115 of the Information Statement in response to the Staff’s comment.

Introduction to XLM and the Stellar Network, page 51

3.

We note your response to comment 1. Please expand your disclosure on the role of Interstellar in the development of and the ongoing support for the Stellar protocol, including a discussion regarding any ability of Interstellar or its founders to influence the progress or direction of the Stellar Network or XLM.

The Sponsor has revised the disclosure on page 52 of the Information Statement in response to the Staff’s comment.

Overview of Stellar Lumens

Market Participants, page 62

4.	We note your response to comment 7. Please include your disclosure clarifying the role of “watcher” nodes in this section on page 62.

The Sponsor has revised the disclosure on page 63 of the Information Statement in response to the Staff’s comment.

*                *                  *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

September 23, 2022	2